DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 11-7-02
1-16163

02068239

December 6, 2002

Beverly J. Burke
Vice President and
General Counsel
WGL Holdings, Inc.
1100 H Street, N.W.
Washington, DC 20080

Act 1934
Section
Rule 14A-8
Public Availability 12/10/2002

Re: WGL Holdings, Inc.
Incoming letter dated November 7, 2002

Dear Ms. Burke:

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

This is in response to your letter dated November 7, 2002 concerning the shareholder proposal submitted to WGL Holdings by Roger S. Morton. We also have received a letter from the proponent dated November 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Roger S. Morton
2010 North Potomac Street
Arlington, VA 22205-2004

WGL Holdings, Inc

RECEIVED

2002 NOV -7 PM 5:41

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1100 H Street, N.W.
Washington, D.C. 20080
www.wglholdings.com

Beverly J. Burke
Vice President and
General Counsel
(202) 624-6177
(202) 624-6188 FAX
bburke@washgas.com

November 7, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal of Roger S. Morton submitted to WGL Holdings, Inc.

Ladies and Gentlemen:

I write on behalf of WGL Holdings, Inc. (the "Company") to request confirmation that the staff of the Securities and Exchange Commission (the "Staff") will not recommend enforcement action against the Company if the Company excludes from the Company's next proxy statement a shareholder proposal submitted by Roger S. Morton (the "Proposal"). The Proposal requests that the Company's Board of Directors "take the necessary steps to establish the policy of changing outside auditors at least every five (5) years...." The Company's position is that the Proposal may be excluded under Rule 14a-8(i)(7) because selection of auditors is a matter of the ordinary business operations of the Company.

Pursuant to Rule 14a-8(j), enclosed are six copies of: (1) this letter which outlines the Company's reasons for excluding the Proposal from the Company's proxy materials; and (2) the Proposal as received from Mr. Morton. A copy of this letter also is being sent to Mr. Morton.

Discussion

The Proposal may be excluded under Rule 14a-8(i)(7), because it relates to the Company's ordinary business operations.

The Proposal may be excluded because decisions regarding appointment of auditors fall within the scope of the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

The Proposal Is Inconsistent With the Company's Normal Procedures for Appointment of Auditors.

The Company's current procedure for appointment of auditors is controlled by the charter of the audit review committee of the board of directors (referred to herein as the "audit committee"). In accordance with that charter, the audit committee and the board of directors have the ultimate authority to select, evaluate and where appropriate, replace the outside auditor. On at least an annual basis, the audit committee reviews the work of the auditors for the purpose of determining whether or not the same auditors should be appointed for the next year. Most recently, in the spring of 2002 the Company engaged in a thorough evaluation of its auditors to consider the wisdom of a potential change in providers of those services. The audit committee and the full board of directors conducted substantial and extended deliberations in that process, which ultimately resulted in the selection of a new audit firm for the Company. Furthermore, for many years as a matter of practice, the Company has submitted the appointment of auditors approved by the board for ratification by its shareholders.

The Company's procedure for the appointment of auditors is in accordance with applicable state law and general corporate practice. It also is consistent with provisions of the recently-enacted Sarbanes-Oxley Act of 2002 (the "SOA"). The SOA provides that appointment of the outside auditor is the direct responsibility of the audit committee of the board of directors (SOA, Sec. 301). The SOA also is entirely consistent with the corporation code of Virginia, which governs general corporate matters of the Company, and which leaves management of the corporation generally to the board of directors (VA Code Sec. 13.1-673).

The Proposal would interfere with the sound business judgment of the audit committee with respect to appointment of auditors.

By establishing a mandatory time period for changing auditors, the Proposal, if adopted, would require the Company to change auditors every five years. Thus, the audit committee arbitrarily would be denied the option of retaining the same audit firm after five years, even if that option was found by the audit committee to be the best option for the Company and its shareholders. This required rotation of auditors would impose an unnecessary and undesirable limit on the exercise of the audit committee's sound business judgment.

There are a number of sound business reasons the audit committee might determine that a rotation of audit firms would not be in the best interest of the Company and its shareholders. These reasons could include factors such as the expertise of the current audit firm in auditing public utility holding company systems, such as the Company's system, and the substantial economic and operational costs associated with changing audit firms every five years. There are also practical problems in selecting an alternate accounting firm on some mandated schedule. The number of firms available to perform audit services has been reduced not only by the demise of Arthur Andersen LLP, but also by the prohibition on firms from performing audit services if they provide certain non-audit services to the Company (SOA Sec. 201).

The SOA requires mandatory rotation of audit *partners* every five years (SOA Sec. 203), but not audit *firms*. Pending conclusion of a study by the Comptroller General of the United States (discussed below), this decision has been left by Congress to the discretion of audit committees.

The Proposal potentially could pre-empt the results of a study by the Comptroller General.

The Proposal potentially could pre-empt the results of a study ordered by Congress under the SOA of the impact of mandatory rotation of auditors. The SOA directs the Comptroller General of the United States to conduct a study and review of the potential effects of requiring the mandatory rotation of audit firms which are registered under the SOA (SOA Sec. 207). Thus, mandatory rotation of auditors, as proposed by Mr. Morton, could be inconsistent with the findings of that Congressionally mandated study.

The Comptroller General could decide that mandatory rotation would be inconsistent with the fiduciary duties of corporate boards and unnecessary to protect the interests of shareholders. On the other hand, if the Comptroller General determines that mandatory rotation of auditors is desirable, the Comptroller General's procedures for rotation could be on materially different terms or conditions than those proposed by Mr. Morton.

The Staff has permitted exclusion of similar proposals.

In two recent no-action letters, the Staff agreed with the exclusion of proposals which are very similar to the Proposal submitted to the Company by Mr. Morton: [*ConAgra Foods, Inc.* (June 14, 2002), and *American Financial Group, Inc.* (April 4, 2002)]. The proposals submitted to ConAgra and American Financial Group would have required a change of auditors in 2003 and rotation of auditors every four years. The Staff agreed that the proposals could be excluded under Rule 14a-8(i)(7) as ordinary business matters. The only differences between those proposals and the Proposal submitted by Mr. Morton to the Company are that (i) Mr. Morton would not require a change of auditors by the Company in 2003, and (ii) Mr. Morton would require a five year rotation rather than a four year rotation. These are not material differences. The Company changed to a new audit firm in 2002, so the change in audit firms would not be required under Mr. Morton's Proposal in 2003, and the difference between four and five years does not cure the resulting interference with the board's exercise of its business judgment, as discussed above.

In several earlier no-action letters, the Staff also consistently has agreed that proposals on mandatory rotation of auditors may be excluded as ordinary business matters. These letters include, among others, *BankAmerica Corporation* (December 15, 1995) (proposal to change auditing firms every four years beginning in 1997); *Texaco Inc.* (August 23, 1993) (proposal that auditors be rotated every three to five years); *Pacific Gas and Electric Company* (January 26, 1993) (proposal to change auditing firms every three years starting in 1994).

The Staff also recently has permitted exclusion of a shareholder proposal on a similar issue in the no-action letters issued to *Fleetwood Enterprises, Inc.* (April 24, 2002) and *SONICblue Incorporated* (March 23, 2001). Those letters concerned a proposal that shareholders, rather than the board of directors, select auditors. The Staff again agreed the proposals may be excluded on the basis that the appointment of auditors was an ordinary business matter under Rule 14a-8(i)(7).

Conclusion

For the reasons discussed in this letter, we respectfully request the Staff to confirm that it will not recommend enforcement action if the Proposal described herein is omitted from the Company's proxy materials for 2003. If you disagree with our conclusions, we would appreciate the opportunity to discuss this matter with you before you issue your response. If you have any questions regarding this request, please contact me on (202) 624-6177, or Douglas Pope, our Corporate Secretary, on (202) 624-6395.

Our next annual meeting is scheduled for March 5, 2003, and we anticipate filing our definitive proxy materials on or about February 5, 2003. If possible, we would appreciate receiving any response from the Staff on this no-action letter request before the end of December 2002, in order that we may complete preparation of our final proxy materials.

Thank you for your consideration of this request.

Sincerely,

Beverly J. Burke
Vice President and General Counsel

Attachment

cc: Roger S. Morton

Roger S. Morton
2010 North Potomac Street
Arlington, VA 22205-2004

25 September 2002

WGL Holdings, Inc.
Attention: Mr. Pope, Corporate Secretary
1100 H Street N.W.
Washington, D.C. 20080

Dear Mr. Pope,

In accordance with the notice provided in the proxy materials for corporate annual meetings, I hereby submit, Enclosure (1), a proposal for printing in the proxy materials for the **2003** annual meeting. I have included a supporting statement. This proposal replaces the proposal that I previously sent. I previously submitted proof, and continue to maintain that position, that I hold the necessary company stock to submit a stockholder proposal and intend to do so until after the 2003 annual meeting.

The accompanying proposal has a slight change from the one previously submitted in that the timeframe to rotate auditors has been extended from three (3) years to five (5) years. It is felt that this requirement should be less burdensome upon management. In the interest of good governance, I hope that management will support this proposal in the annual proxy material by recommending an affirmative vote.

I look forward to being allowed to speak at the 2003 annual meeting.

If you have any questions please feel free to either write or phone me at 703-536-7233.

Sincerely,

Roger S. Morton

Mr. Roger S. Morton, whose address is 2010 N. Potomac Street, Arlington, VA 22205-2004, has given notice of his intention to present a proposal for consideration by the shareholders at the annual meeting. The proposal of Mr. Morton, who is the owner of record of 500 shares of common stock of the Company, is set forth below in the form of a resolution along with his supporting statement.

SHAREHOLDER PROPOSAL

RESOLVED, "That the shareholders of WGL Holdings, Inc., assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to establish the policy of changing outside auditors at least every five (5) years starting with the next auditing cycle."

The statement submitted by Mr. Morton is support of his resolution is as follows:

REASONS: "The shareholder-owners of the Company are entitled to have confidence that the outside auditor is truly independent of company management. To accomplish this independence, the outside auditor's length of service should be limited to preclude a long-term relationship between management, who selects the auditor, and the auditor. Thus, the threat of management withholding future audit business will not influence the outside auditor.

A new auditor every five years will allow a "fresh look". This "fresh look" may cause the outside auditor fees to increase slightly. However, this amount is more than offset by the confidence gained by the owner-shareholders.

The California Public Employees' Retirement System (Calpers) has been reported to have "voted to publicly oppose shareholder approval of any auditor that has been retained by a company for more than five years...." (Wall Street Journal February 22, 2002 Calpers Vows Action to Help Prevent Accounting Schemes)."

"If you AGREE, please mark your proxy FOR this resolution."

Roger S. Morton
2010 North Potomac Street
Arlington, VA 22205-2004

22 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 5th Street N.W.
Washington, D.C.20549

RE: WGL Holdings, Inc letter of 7 November 2002

Ladies and Gentlemen:

I am writing as the proponent of a stockholder proposal to have WGL Holdings, Inc (the "Company") "take the necessary steps to establish the policy of changing outside auditors at least every five (5) years…". And request that the Company request of 7 November to quash the proposal be denied for the reasons below.

Enclosed are six copies of this letter that outlines the reasons for not excluding the stockholder Proposal from the Company's proxy materials.

Discussion

Stockholder rights to honest independent audits

The Company contends that this proposal can be *excluded under Rule 14a-8(I)(7)* because it relates to the Company's ordinary business operation. However, it must be remembered that the Company's normal business is primarily the purchase and resale of gas. The reporting of financial results is a contracted function and one, in which the owner-shareholders have the right to an independent accounting, as does the public. This proposal would allow the owners to determine in a democratic process if this proposal strikes a balance between the needs of the Company and those of the owner-stockholders.

The Company contends that the proposal is *inconsistent with the Company's normal procedures* for appointment of auditors. This proposal does not change the charter in that the audit committee and the board of directors still have the ultimate authority to select and evaluate the outside auditors. By replacing the outside auditor at least every five years there will be evidence that the audit committee and the board of directors did operate in accordance with the charter. It must be pointed out that in the Notice of the Annual Meeting dated February 2002, the existing auditor Arthur Anderson was referred to as "This firm has been similarly employed by Washington Gas Light Company since 1949 and by WGL Holdings, Inc, since November 2000." Keeping an audit firm for this period of time raises the question if there is actual evaluation or if there is a relationship between the auditor and the Company to the detriment of stockholder-owners and public. It is inconceivable to imagine that there was an only one audit firm in the country in this period of time that had the capability to audit the Company. Given that there are many firms in the same business as WGL Holdings it is inconceivable that only one audit firm could do the work.

Cost

WGL Holdings brings up the issue of cost. However, they do not supply any quantitative measures of these costs even given the fact they recently had to hire a new outside auditor due to the loss of Arthur Anderson. This cost would include not only the learning curve cost to bring in a new auditor but also the cost of changing auditors during the middle of the year. Even if there were a ten (10) percent learning curve every five years, this would mean that the cost would only amount to two (2) percent per year. The cost has to be measured against the benefits of having a "fresh look" by an entirely new accounting firm not beholding to the previous auditor. The stockholder-owners would obtain other benefits by knowing that there is no possibility of management to manipulate the auditor by holding out a continued business relationship past five years. Also, given increased competition for auditing business brought about by rotation, it is highly likely that costs would decrease in the future. WGL Holdings also misses the possible cost of the existing policy if stockholder-owners do not ratify the selection of auditor at the annual meeting.

The Company also points out that "the Company has submitted the appointment of auditors approved by the board for ratification by its shareholders". During the last annual meeting this request for ratification was accompanied with the statement "It would be very difficult to change auditors at this late point in our fiscal year 2002". So is the Company really saying that it is asking for ratification from stockholders but do not want anything but an approval because they have selected a timeframe for ratification that is not timely for stockholder input?

Similar Proposal being studied

WGL holdings points out that similar proposals are being studied, however, what may or may not happen in the future should not interfere with the shareholder-owners from democratically deciding how they desire the Company to operate to supply them with honest audit reports. The fact that similar proposals are being considered indicates that the time has now arrived for action. If subsequent laws or regulations were passed they would override any provisions of this proposal that are inconsistent.

Conclusion

For reasons discussed in this letter, I respectfully request the Staff to allow the stockholder proposal describe herein to go forward and be included in the Company's proxy material for 2003. If you disagree, I would appreciate the opportunity to discuss this matter with you before you issue your response. If you have any questions, please contact me on (703) 536-7233.

This proposal goes to the rights of the owner-stockholders to be confident that the WGL Holdings Inc financial reports are free from any management influence or the perception of any management influence by virtue of a longstanding relationship with the outside auditor.

Thank you for your consideration of this request,

Sincerely,

Roger S. Morton

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WGL Holdings, Inc.
Incoming letter dated November 7, 2002

The proposal requests that the board of directors take the necessary steps to establish a policy of changing outside auditors at least every five years, starting with the next auditing cycle.

There appears to be some basis for your view that WGL Holdings may exclude the proposal under Rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if WGL Holdings omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Adviser